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                   FIRST METLIFE INVESTORS INSURANCE COMPANY
                                200 Park Avenue
                               New York, NY 10166

                               December 22, 2016

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: First MetLife Investors Insurance Company
     File No. 333-214127
     SEC Accession No. 0001193125-16-738755
     Request for Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, First MetLife Investors Insurance Company ("FMLI") hereby requests the withdrawal of the Registrant's initial registration statement on Form S-3 for the First MetLife Shield Level Selector/SM/ Annuity contracts (the "Contracts"), File No. 333-214127, filed with the Securities and Exchange Commission ("SEC") on October 14, 2016 (the "Registration Statement").

     Pursuant to discussions with the SEC staff, the Registration Statement is being withdrawn with the expectation than an initial registration statement for the Contracts will be refiled in the near future. Therefore, FMLI hereby requests the withdrawal of the Registration Statement and that an order be issued granting this request as soon as is practicable. The Registration Statement has not yet become effective, and no securities have been sold in connection with the Registration Statement.

     If you have any questions regarding this matter, please contact W. Thomas Conner of Reed Smith LLP at (202) 414 9208, or Peggy Heminger of Reed Smith LLP at (412) 288 7204.

Sincerely,

First MetLife Investors Insurance Company


By: /s/ Gregory E. Illson
    --------------------------------
    Gregory E. Illson
    Vice President

cc: Michele Abate, Esq.
    Lindsey Coffey, Esq.
    W. Thomas Conner, Esq.